2/29/12

12010230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 27 2012
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB GLOBAL EQUITY SALES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 FIFTH AVENUE - SUITE 602
(No. and Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAF REPETTI + CO LLC
(Name – *if individual, state last, first, middle name*)

1114 AVE OF AMERICAS (Address) NY, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales, LLC, as of Dec. 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
Notary Public, State of New York
No 01IL6134434
Qualified in Kings County
Term Expires Oct 3. 2013

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB GLOBAL EQUITY SALES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

UOB GLOBAL EQUITY SALES LLC

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Member's Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6 - 7
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report on Supplemental Information Required by SEC Rule 17a-5	8
Computation of Net Capital Pursuant to Rule 15c3-1	9
Statement Pursuant to Rule 17a-5(d)(4)	10
Statement Pursuant to Rule 15c3-3	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12 - 13
Independent Accountants' Report on SIPC Assessment Reconciliation as Required Under Sec Rule 17A-5(e)(4)	14

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

To the Members of
UOB Global Equity Sales LLC

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC for the years ended December 31, 2011 and 2010 and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 21, 2012

Graf Repetti & Co., LLP

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 3,743,501	$ 2,718,412
Receivables from customers	372,561	1,371,625
Total Assets	$ 4,116,062	$ 4,090,037
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 120,730	$ 461,758
Due to affiliate	100,101	100,101
Total Current Liabilities	220,831	561,859
MEMBER'S EQUITY	3,895,231	3,528,178
Total Liabilities and Member's Equity	$ 4,116,062	$ 4,090,037

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Incentive fees	$ 158,292	$ 1,027,359
Management fees	1,586,638	2,356,449
Interest income	5,741	4,065
Net Revenues	1,750,671	3,387,873
EXPENSES		
Payroll and benefits	1,087,212	1,087,212
Discretionary bonus	92,256	418,300
Meals and entertainment	30,000	30,000
Travel	30,000	30,000
Rent	18,000	18,000
Professional fees	42,531	35,693
Compliance fees	13,300	9,100
Administration fees	36,000	36,000
Licenses and fees	22,837	48,108
Insurance	2,322	1,290
Other	9,160	970
Total Expenses	1,383,618	1,714,673
Net Income	$ 367,053	$ 1,673,200

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2010	2010
Member's equity - January 1	$ 3,528,178	$ 5,854,978
Member's distributions	-	(4,000,000)
Net income	367,053	1,673,200
Member's Equity - December 31	$ 3,895,231	$ 3,528,178

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 367,053	$ 1,673,200
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in current operating items:		
Decrease (Increase) in receivables from customers	999,064	(384,706)
Increase (Decrease) in accrued expenses	(341,028)	99,365
Net Cash Provided By Operating Activities	1,025,089	1,387,859
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	-	(4,000,000)
Net Increase (Decrease) in Cash	1,025,089	(2,612,141)
Cash - Beginning of Year	2,718,412	5,330,553
Cash - End of Year	$ 3,743,501	$ 2,718,412

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

UOB Global Equity Sales LLC (the "Company") was established as a Limited Liability Company in the State of New York on November 22, 2002. The Company did not commence operations until September 15, 2003, when the Company became a broker-dealer in securities registered with the Security and Exchange Commission and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC.

The Company's activities have been limited to acting as a placement agent for alternative investments, including but not limited to hedge funds, private equity funds, etc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer's securities. The Company's principal business office is located in New York City.

b) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principals generally accepted in the United States of America ("GAAP").

c) Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Income Taxes

As a single-member Limited Liability Company ("LLC"), the Company is considered a disregarded entity for Federal and New York State tax purposes. There is no provision for Federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its member.

2. RELATED PARTIES

The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent"). The Company has an agreement with its Parent for the use of its office facilities and management personnel on a month-to-month basis. The Company paid to its Parent $1,087,212 for each of the years ended December 31, 2011 and 2010, in accordance with this agreement. In addition, bonuses of $92,256 and $418,300 payable to the Company's management, have been accrued in the financial statements for the years ended December 31, 2011 and 2010, respectively. Bonuses are payable at the discretion of management.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2011 and 2010, the Company's net capital was $3,522,019 and $2,522,138, respectively, compared to a minimum requirement of $14,722 and $37,476, respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation ("FDIC") under the Dodd Frank Act through December 31, 2012. Interest-bearing accounts are insured by the FDIC up to $250,000. At December 31, 2011 the Company's uninsured funds totaled $3,433,065.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2012, the date that the financial statements were available for issue.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Member of
UOB Global Equity Sales LLC

We have audited the financial statements of UOB Global Equity Sales LLC for the years ended December 31, 2011 and 2010 and have issued our reports thereon dated February 28, 2012. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages nine and ten is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 15c3-1 and Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 21, 2012

Graf Repetti & Co., LLP

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

UOB GLOBAL EQUITY SALES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011 AND 2010

	2011	2010
CAPITAL	$ 3,895,231	$ 3,528,178
Non-allowable assets	(373,212)	(1,371,625)
Other additions - discretionary bonus	-	418,300
Tentative net capital	3,522,019	2,574,853
Less: Haircuts	-	(52,715)
Net Capital	$ 3,522,019	$ 2,522,138
Aggregate Indebtedness		
Accrued expenses and due to affiliates	$ 220,831	$ 561,859
Minimum Net Capital Required	$ 14,722	$ 37,476
Excess Net Capital	$ 3,507,297	$ 2,484,662
Excess Net Capital @ 1000%	$ 3,499,936	$ 2,465,952
Ratio of Aggregate Indebtedness to Net Capital	0.06 to 1	0.22 to 1

See accompanying notes to the financial statements.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

DECEMBER 31, 2011 AND 2010

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by UOB Global Equity Sales LLC in Part IIA of the Form X-17A-5 filed for the years ended December 31, 2011 and 2010.

UOB GLOBAL EQUITY SALES LLC

STATEMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011 AND 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(i) of that rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of UOB Global Equity Sales, LLC

In planning and performing our audit of the financial statements of UOB Global Equity Sales LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 21, 2012

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Members of UOB Global Equity Sales, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2011, which were agreed to by UOB Global Equity Sales, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences; and

2. Compared the amounts reported on the audited amended Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co LLP

New York, New York
February 21, 2012

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150